

Mail Stop 4631

February 26, 2018

Via E-Mail
John A. Conklin
President and Chief Executive Officer
Solarwindow Technologies, Inc.
10632 Little Patuxent Parkway, Suite 406
Columbia, MD 21044

> **Re: Solarwindow Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 1, 2018**
> **File No. 333-222809**

Dear Mr. Conklin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your registration statement on Form S-1, File no. 333-212770, has not been updated to include your audited financial statements for the year ended August 31, 2017, as required by Section 10(a)(3) of the Securities Act and your Item 512(a)(i) undertaking. Please advise whether any offers or sales have been made under that registration statement since December 31, 2017, the date by which information should have been updated. We may have further comment upon review of your response.

Calculation of Registration Fee Table

2. The disclosure of the securities listed in the fee table and on the prospectus cover page and elsewhere in the prospectus appears to contain several errors. The prospectus cover page refers to 821,600 shares as underlying "Series P" instead of "Series S" warrants that

are exercisable for $3.42 per share. Regarding shares previously registered for resale, the fee table does not indicate that any of these 1,527,445 shares are still subject to the exercise of Series P warrants, although the prospectus cover page indicates that 86,500 shares are issuable upon exercise of Series P warrants. Please revise as necessary to reconcile your disclosures between the cover page and fee table, and elsewhere in the prospectus as necessary.

3. We note your footnote five disclosure that you are using Rule 457(g) to calculate the registration fee. Since the transaction you are registering is the resale of shares by selling stockholders at market prices, the registration fee for these shares should be calculated based on the highest of the price at which the warrants may be exercised or the price of securities of the same class determined in accordance with Rule 457(c), or the last sale reported for your securities on OTCQB within five business days prior to the filing of your registration statement.   Please see Rule 457(c) and (g) and revise accordingly in your next amendment.

Shares Outstanding upon Closing of the Offering, page 4

4. Please disclose the number of shares outstanding assuming the exercise of all of the warrants overlying shares that may be sold under this registration statement.

Risk Factors, page 7

5. We note the first risk factor under the heading 'Risks related to our Business' where you indicate that your auditor has issued a going concern explanation in their report on your most recent audited financial statement.   We further note the audit report included on page F-14 which does not appear to include a going concern explanation. Please revise your filing to correct this discrepancy.

We may compete for the time and efforts of our officers and directors, page 8

6. Please clarify whether your officers and directors owe fiduciary duties to any other companies or entities, and, if so, please revise your risk factors to disclose how such duties may affect your business and operations.

There are warrants to purchase shares of our common stock currently outstanding, page 16

7. Please reconcile the information about the number and range of exercise prices of warrants currently outstanding with the information disclosed under "Warrants" on page 52.

There is a convertible note in the principal amount of $3,000,000 … page 16

8. Please disclose the number of shares and warrants you would be obligated to issue if KCC elected to convert the entirety of amounts owing under the 2013 Note.

We have entered into registration rights agreements with KCC …, page 16

9. Please disclose the number of shares with respect to which KCC has registration rights.

Determination of offering price, page 18

10. Please confirm that that the underlying securities in the "units" disclosed in this section are not being registered in this offering and clarify why the conversion price of units is relevant to this offering.

Market Price of and Dividends on our Common Stock . . . , page 18

11. Please update the table to include, in addition to stock price information for the two most recently completed fiscal years, information for any subsequent interim period for which financial statements are required to be included. Please see Item 201(a)(1)(ii) of Regulation S-K.

Transactions with Related Persons . . . , page 49

12. We note disclosure that you are required to report transactions in which the amount involved exceeds $120,000. Please note that as a smaller reporting company, you must disclose transactions that exceed the lesser of $120,000 or one percent of the average of your total assets at year-end for the last two completed fiscal years. Based on your audited financial statements, it appears that the threshold for you to disclose related party transactions is significantly less than $120,000. Please see Item 404(d) of Regulation S-K, and revise as necessary to describe the correct threshold and all related party transactions meeting that threshold.

Warrants, page 52

13. We note disclosure in note 4 to the audited financial statements regarding the June 2016 private placement of units containing Series Q and Series R warrants and the March 2016 private placement of PPM Units containing Series O and Series P warrants. Please tell us whether the Series Q and Series O warrants were outstanding as of the date of the table, or include them in the table.

Selling Stockholder table, page 57

14. We note disclosure regarding your registration rights agreement on page 60 that your failure to file any required registration statements would result in penalties requiring you to issue additional shares of common stock. Please disclose here whether you failed to file any required registration statements and whether amounts owned by selling shareholders include any additional shares of common stock you were required to issue.

Plan of Distribution, page 59

15. We note disclosure that your selling stockholders may sell shares of your common stock short. Please add a new risk factor with discussion of the effects of short selling on the market price of your common stock.

Experts, page 60

16. You indicate that your consolidated financial statements for the fiscal years ended August 31, 2016 and 2015 have been audited by Peterson Sullivan, LLP. Please revise your disclosure to indicate that your consolidated financial statements for the fiscal years ended August 31, 2017 and 2016 have been audited by Peterson Sullivan, LLP.

Item 14. Indemnification of Officers and Directors, page II-2

17. We note disclosure that your bylaws "contain broad indemnification provisions". Please briefly elaborate to state the general effect of your bylaws under which any controlling persons, director or officer is insured or indemnified in any manner against liability which he may incur in his capacity as such. See Item 702 of Regulation S-K.

Item 16. Exhibits, page II-6

18. We note disclosure of your wholly owned subsidiaries, Kinetic Energy Corporation and New Energy Solar Corporation on page F-5. Please add Exhibit 21 to the exhibit list and file exhibit 21 with your next amendment. See Item 601(b)(21) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, Mindy Hooker, Staff Accountant at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
       Joseph Sierchio